FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Smith James C.	2. Issuer Name and Ticker or Trading Symbol First Health Group Corp. (FHCC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman of the Board
(Last) (First) (Middle) 3200 Highland Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year September 30, 2002
(Street) Downers Grove, IL 60515		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	9/26/02		S(1)		5,000	D	$27.1228	153,251
Common Stock	9/26/02		S(2)		5,000	D	$27.1796	148,251
Common Stock	9/26/02		S(3)		5,000	D	$27.00	143,251
Common Stock	9/26/02		S(4)		2,000	D	$26.85	141,251
Common Stock	9/27/02		S(5)		10,000	D	$27.19	131,251
Common Stock	9/27/02		S(6)		5,000	D	$27.2536	126,251
Common Stock	9/27/02		S(7)		5,000	D	$27.25	121,251
Common Stock	9/27/02		S(8)		3,000	D	$27.25	118,251
Common Stock	9/27/02		S(9)		5,000	D	$27.25	113,251
Common Stock	9/27/02		S(10)		5,000	D	$27.25	108,251	D
								896,000	I	Note(11)
								200,018	I	Note(12)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Excercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Note: On June 29, 2001, James C. Smith entered into a PEACS variable share forward agreement with an unaffiliated third party (the "PEACS program"), whereby Mr. Smith will be obligated to deliver between 1,000,000 and 2,000,000 shares of common stock of the Issuer on dates ranging between January 7, 2002 and June 25, 2003. The exact number of shares to be delivered and the purchase price per share will depend on the number of trading days on which the closing price per share of common stock exceeds $25.75. The PEACS program is a component of a stock sale plan adopted by Mr. Smith on June 20, 2001, which plan is intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934 (the "Rule 10b5-1 plan"). Represents open market sales pursuant to the Rule 10b5-1 plan.
(2) Represents open market sales pursuant to the Rule 10b5-1 plan.
(3) Represents open market sales pursuant to the Rule 10b5-1 plan.
(4) Represents open market sales pursuant to the Rule 10b5-1 plan.
(5) Represents open market sales pursuant to the Rule 10b5-1 plan.
(6) Represents open market sales pursuant to the Rule 10b5-1 plan.
(7) Represents open market sales pursuant to the Rule 10b5-1 plan.
(8) Represents open market sales pursuant to the Rule 10b5-1 plan.
(9) Represents open market sales pursuant to the Rule 10b5-1 plan.
(10) Represents open market sales pursuant to the Rule 10b5-1 plan.
(11) Represents shares subject to the PEACS program.
(12) Represents shares held by the James C. and Norma I. Smith Foundation.

By: /s/ James C. Smith **Signature of Reporting Person	09/30/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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